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                              October 14, 2022

       Ahmed Fattouh
       Chairman and Chief Executive Officer
       InterPrivate II Acquisition Corp.
       1350 Avenue of the Americas
       New York, New York 10019

                                                        Re: InterPrivate II
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed September 26,
2022
                                                            File No. 333-266054

       Dear Ahmed Fattouh:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 12, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-4 filed September 26, 2022

       The Special Meeting of InterPrivate II Stockholders, page 149

   1. We note your disclosure that "[a]lthough not understood by InterPrivate II to be required by Delaware law,
InterPrivate II is also requiring the approval of the Charter Amendment
                                                        Proposal by the
affirmative vote in person (which would include presence at a virtual meeting) or by proxy of
the holders of a majority of all then-outstanding shares of Class A
                                                        Stock entitled to vote
thereon at the special meeting, voting separately as a single series."
                                                        Please revise to
explain the basis for which InterPrivate II does not understand such vote to be required by
Delaware law. In addition, please include a new, standalone risk factor disclosing the risks
associated with seeking such approval in such manner.
 Ahmed Fattouh
FirstName
InterPrivateLastNameAhmed     Fattouh
             II Acquisition Corp.
Comapany
October  14,NameInterPrivate
             2022             II Acquisition Corp.
October
Page  2 14, 2022 Page 2
FirstName LastName
The Background of the Business Combination, page 158

2. We note your response to comment 2, as well as your revised disclosure on page 165 that, on December 22, 2021, Getaround initially proposed the reduced pro-forma enterprise valuation of $900 million, and InterPrivate II indicated that such new valuation was
         "preliminarily acceptable" on December 24, 2021. In connection therewith, please:

                Revise to clarify, if true, that the parties determined the $900 million valuation prior to receiving the updated business plan that included the projections on December 29,
              2021.

                Revise to provide a more complete discussion of the process by which the parties initially arrived at, and preliminarily agreed to, such valuation. To the extent that the parties relied on qualitative factors, specify and elaborate on such factors and related judgments and how the parties considered them in the context of the valuation. In this regard, while your disclosure indicates that the updated business plan was used to ultimately in-part assess the reasonableness of the valuation, it is not clear how
              Getaround derived the $900 million valuation or how InterPrivate II initially assessed such valuation prior to receiving the updated business plan.

                Revise your disclosure to explain how InterPrviate II   s
treasury stock enterprise
              valuation of Getaround, discussed on page 184, fits into the negotiations of the agreed-upon $900 million valuation. In this regard, we note that the background section does not discuss how InterPrivate II derived Getaround
s value to be $900
              million through such method, but it appears that such quantitative assessment was
              used in assessing Getaround   s proposed $900 million valuation.

                Please revise your discussion of the implied 3.1x and 4.3x multiples to discuss how you arrived at such multiples. In this regard, it appears that you used the 2023 projections data and the $900 million valuation to then arrive at such multiples.
              Revise to clarify that such multiples are not derived from the comparable company analysis, if true.

                To the extent that the $900 million valuation was primarily derived and assessed through a qualitative process (as opposed to a quantitative process and assessment), please revise your risk factor discussing the absence of a third-party valuation on page 112 to also highlight the absence of a quantitative valuation of Getaround, and the related risks to shareholders in light of the qualitative process undertaken by the parties. Please make conforming changes in your Questions and Answers section on page 25 and your Reasons section on page 177.
 Ahmed Fattouh
FirstName
InterPrivateLastNameAhmed     Fattouh
             II Acquisition Corp.
Comapany
October  14,NameInterPrivate
             2022             II Acquisition Corp.
October
Page  3 14, 2022 Page 3
FirstName LastName
Comparable Public Company Analysis, page 180

3. We note your response to comment 4, as well as your amended disclosure indicating that
         LionTree assisted with the selection of the comparable companies, advised InterPrivate II which valuation frameworks investors would prioritize, provided valuation analysis in connection with the comparable companies analysis, and prepared materials reviewed by
         InterPrivate II with respect to the "the multiples of a selected set of comparable companies of the median enterprise value/sales." Such disclosure indicates that LionTree prepared materials materially related to the transaction and reviewed by InterPrivate II, which would fall within the purview of Item 4(b) of Form S-4. Please provide the information required by Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A with respect to such materials. In addition, any written materials contained or used in the report, opinion or appraisal, as well as the consent of the outside party, must be filed as exhibits to the
         Form S-4. Please refer to Items 4(b) and 21(c) of Form S-4.
4. We note your response to comment 8, as well as your amended disclosure. To provide shareholders with a more complete picture in assessing the comparable company analysis, where you discuss that the "prospective financial information formed the basis for
         InterPrivate II   s analysis and are subject to the assumptions
described in the section titled
         "    Certain Unaudited Prospective Financial Information of
Getaround," please state that
         Getaround has determined that such assumptions are no longer accurate, as you do on page 185.
Material U.S. Federal Income Tax Considerations for Holders of Class A Stock, page 220

5. We note your response to comment 19, as well as your amended disclosure and your form of exhibit 8 tax opinion. With respect to your disclosure that the "Mergers will not constitute a taxable transaction to holders of Public Shares for U.S. federal income tax purposes," please revise to also address the intended consequences of the Mergers as a tax-free reorganization within the meaning of Section 368(a) of the Code. If there is uncertainty regarding the tax treatment of the Mergers, counsel may issue a "should" or
         "more likely than not" opinion with respect to such consequences, to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion. Last, please revise clause (iii) of paragraph (3) of exhibit
8.1 to exclude
         InterPrivate II Acquisition Corp. from your assumptions regarding due execution and delivery, as well as requisite corporate authority. Refer to Staff Legal Bulletin No. 19.
Getaround Management's Discussion and Analysis of Financial Condition and Results of
Operations
Non-GAAP Financial Measures
Trip Contribution Profit and Trip Contribution Margin, page 314

6. We note your response and related revisions to comment 23. It appears gross profit from service revenue and gross margin from service revenue for the fiscal years ended
 Ahmed Fattouh
InterPrivate II Acquisition Corp.
October 14, 2022
Page 4
         December 31, 2021 and 2020 in the non-GAAP financial measure reconciliation tabular disclosure on page 315 do not agree to the respective balances in the gross profit from service revenue tabular disclosure on the same page. Please revise. Certain Getaround Relationships and Related Party Transactions, page 326

7. We note your revised disclosure on page 318 that in 2022 "an immediate family member of management provided an additional $4.75 million in advance financing in anticipation of additional bridge loan financing." Please disclose such agreement here in accordance with Item 404 of Regulation S-K or tell us why such disclosure is not required.
Getaround, Inc.
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Costs and Expenses, page F-75

8. We note your response to comment 27. It appears that auto insurance is a critical component of empowering your guests to access safe, affordable and insured cars. Please revise, or explain in sufficient detail your basis for excluding auto insurance expense, a direct cost, from your cost of revenue.
9. On a related matter, please describe all costs indirectly related to sales transactions that are not properly characterized as costs of revenue, as referred to in your response, and tell us the related amounts for each period presented.
10. Given the necessity of software and hardware maintenance to keep the platform operable and generate revenue, please tell us why maintenance costs are excluded from cost of revenue. Additionally, tell us the amount of maintenance costs for software, hardware, and user experience for each period presented.
Exhibit Index, page II-2

11. We note your response to comment 29, as well as your revised filing fee table that proposes registering escrow shares to potentially be issued to non-redeeming shareholders of InterPrivate II Acquisition Corp. II. Please provide us with your analysis as to how
FirstName LastNameAhmed Fattouh
       such registration is consistent with the use of Form S-4, as it appears that such registration
Comapany    NameInterPrivate
       contemplates   a primaryIIissuance
                                  Acquisition Corp.to your shareholders outside
the scope of the
                                          of shares
Octoberproposed
         14, 2022exchange
                   Page 4 offer.
FirstName LastName
 Ahmed Fattouh
FirstName
InterPrivateLastNameAhmed     Fattouh
             II Acquisition Corp.
Comapany
October  14,NameInterPrivate
             2022             II Acquisition Corp.
October
Page  5 14, 2022 Page 5
FirstName LastName
       You may contact Stephen Kim at 202-551-3291 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Dietrich King at 202-551-8071 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Laurie L. Green